UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

ASTROTECH CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

046484200

(CUSIP Number)

Thomas B. Pickens III

2028 E. Ben White Blvd., Suite 240-9530

Austin, Texas 78741

(512) 485-9530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons Thomas Boone Pickens III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of	(7)	Sole voting power 3,290,320 (1)
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 3,290,320 (1)
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,290,320 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6% (2)
(14)	Type of reporting person (see instructions) IN – Individual

(1)

Represents (i) 1,586,685 shares of common stock, par value $0.001 per share (“Common Shares”), of Astrotech Corporation, a Delaware corporation (“Issuer”), (ii) 1,340,237 Common Shares underlying Restricted Common Shares, which assumes the restriction of such shares has been removed on the date of this filing, (iii) 82,500 Common Shares underlying options to purchase Common Shares, which assumes the exercise of such options at the exercise price in effect on the date of this filing, (iv) 280,898 Common Shares underlying 280,898 shares of series D convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of the Issuer, which assumes the conversion of the Preferred Shares into Common Shares at the conversion price in effect on the date of this filing. The Preferred Shares will convert into Common Shares at the discretion of the Reporting Person.

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(2)

Based on 24,269,104 Common Shares outstanding as of February 11, 2021, as reported in the Issuer’s prospectus supplement as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021, plus 1,328,571 Restricted Common Shares granted to the Reporting Person as described in Item 3 below, 280,898 Common Shares underlying 280,898 Preferred Shares described in footnote (1) above, and 82,500 Common Shares underlying options to purchase Common Shares, which assumes the exercise of such options at the exercise price in effect on the date of this filing.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (the “Schedule 13D”), an Amendment No. 1 to Schedule 13D filed with the SEC on April 17, 2015 (the “Amendment No. 1”), an Amendment No. 2 to Schedule 13D filed with the SEC on April 17, 2015 (the “Amendment No. 2”), an Amendment No. 3 to Schedule 13D filed with the SEC on January 10, 2017 (the “Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the SEC on October 12, 2018 (“Amendment No. 4”), and Amendment No. 5 to Schedule 13D filed with the SEC on April 19, 2019 (“Amendment No. 5”). This Amendment No. 6 amends and supplements Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4. Information in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 remains in effect except to the extent that it is superseded by the information in this Amendment No. 6. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On March 26, 2021, Thomas B. Pickens III (the “Reporting Person”) was granted 1,328,571 Restricted Common Shares. One-third of the total number of shares of common stock granted shall vest and become exercisable on each of the three anniversaries of March 26, 2021, such that 100% of the shares of common stock granted shall be fully vested and exercisable on March 26, 2024, subject to the Reporting Person’s continuous employment with the Issuer through each such applicable anniversary.

Item 4.

Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a)See rows (11) and (13) of page 2 to this Amendment No. 6 to Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated as described in footnote 1 on page 2 to this Amendment No. 6 Schedule 13D.

(b)See rows (7) through (10) of page 2 to this Amendment No. 6 Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

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(c)Reference is made to the discussion in Item 3. The transaction described in the Item 3 above and in this Item 5(c) was reported on Form 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d)Not applicable.

(e)Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 31, 2021

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III